November 2, 2010
VIA EDGAR AND HAND DELIVERY
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. Tom Jones

Re:	L&L Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-168949 (the “Registration Statement”)
Dear Mr. Jones,
          On behalf of our client, L&L Acquisition Corp. (the “Company”), please find attached hereto three marked copies and three clean copies of Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), together with responses to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its comment letter dated October 22, 2010. Below we have noted the comments from the Staff in bold face type and the responses in regular type. Page number references are to the marked copy of Amendment No. 2 enclosed herewith (which has been marked against Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on October 6, 2010).
          The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.
Prospectus Cover Page
1.	Please tell us how your response to prior comment 3 is consistent with Instruction 1 to Item 202 of Regulation S-K.
Response: The Company respectfully notes the Staff’s comment. Instruction 1 to Item 202 of Regulation S-K provides that where the title of securities is required to be given, there shall be given such information as will indicate the type and general character of the securities. The Company does not interpret Instruction 1 to Item 202 to require that the title of the securities itself reflect all of the characteristics of the securities being sold. Rather, the Company may comply with the instruction by giving such information (in addition to the title) that will indicate the type and general character of the securities being sold. The Company has revised the Prospectus cover page to briefly describe the redemption feature of the warrants. Greater detail regarding the redemption feature is contained on pages 5, 6, 34, 93 and 94.

Mr. Tom Jones
Securities and Exchange Commission
November 2, 2010

Additionally, as set forth in our letter to the Staff dated October 6, 2010, the Company believes that titling the warrants in this offering as “redeemable warrants” may confuse investors as the warrants in similar blank check offerings are simply entitled “warrants”. Indeed, the Company believes that the term “redeemable warrants” typically is used where the warrants are redeemable at the option of the holder for cash. Here, the warrants are only mandatorily redeemable by the Company under the circumstances specified in the prospectus. For these reasons, the Company has not made the requested change.
Prospectus Summary
2.	We note your response to prior comment 7; however, the amount of detail in your 18-page summary continues to overwhelm the most significant aspects of the offering and you continue to include detail in the summary that is repeated in different parts of the summary and then later in the prospectus. Please revise to carefully consider and identify those aspects of the offering that are the most significant and determine how to highlight those points, in clear, plain language.
Response: The Company has revised the summary in response to the Staff’s comment.
3.	Please tell us where in your prospectus you have disclosed that investors may redeem part of their holdings in connection with a business combination as you describe in your response to prior comment 17.
Response: In order to address the Staff’s comment, the Company has revised the disclosure on pages 10, 11, 63, 73 and 92.
We may redeem your unexpired warrants, page 36
4.	Please tell us where you revised the disclosure in response to prior comment 27.
Response: In order to address the Staff’s comment, the Company has revised the disclosure on page 34.
Use of Proceeds, page 43
5.	Please provide us your analysis as to why you have not provided disclosure of the transaction you describe in your response to prior comment 28 pursuant to Item 509 of Regulation S-K.
Response: In order to address the Staff’s comment, the Company has revised the disclosure on page 107.
Principal Stockholders, page 85
6.	We note your response to prior comment 36. Please tell us why Messrs. Landers and Schofield are not included in the table on page 85. We note Mr. Landers’ interest in the entities listed in the table as described in footnote 4.

Mr. Tom Jones
Securities and Exchange Commission
November 2, 2010

Response: In order to address the Staff’s comment, the Company has revised the table on pages 85 and 86.
Certain Relationships and Related Party Transactions, page 87
7.	We note your response to prior comment 37, yet it remains unclear why you have not filed the agreements with each individual party to the agreement. Please revise or advise.
Response: We respectfully advise the Staff that the Form of Letter Agreement filed as Exhibit 10.11 to Amendment No. 1 will be entered into by the Company with each of John L. Shermyen, LLM Structured Equity Fund L.P. and LLM Investors, L.P. upon execution of the Underwriting Agreement. We further advise the Staff that the letter agreements to be entered into with each of Mr. Shermyen, LLM Structured Equity Fund L.P. and LLM Investors, L.P. are substantially identical in all material respects except as to the parties thereto and the dates of execution. Therefore, the Company has filed the Form of Letter Agreement as Exhibit No. 10.11 to Amendment No. 1, consistent with Instruction No. 2 to Item 601 of Regulation S-K which provides that in any case where two or more documents required to be filed as exhibits are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, the registrant need file a copy of only one of such documents.
8.	Your disclosure in the fourth and fifth paragraphs on page 88 implies that you have already entered into the agreements which appear to be filed as “form of” agreements as exhibits 10.7 and 10.8. Please tell us why you have not filed executed agreements as exhibits when your prospectus describes these as agreements you have already entered into. Also, please clarify who will be parties to the Director and Officer Letter agreement filed as exhibit 10.7.
Response: We respectfully advise the Staff that the Form of Letter Agreement filed as Exhibit 10.7 to Amendment No. 1 and the Right of First Refusal Agreement filed as Exhibit 10.8 to Amendment No. 1 will each be entered into by the Company prior to effectiveness of the registration statement. We further advise the Staff that the Form of Letter Agreement will be entered into with each director and officer of the Company, which includes John L. Shermyen, Patrick J. Landers, Peter Schofield, John A. Svahn, E. David Hetz, Alan W. Pettis and Diane M. Daych. The Right of First Refusal Agreement will be entered into with each of LLM Capital Partners LLC, LLM Structured Equity Fund L.P. and LLM Investors, L.P. The Form of Letter and the Right of First Refusal Agreement are, respectively, substantially identical in all material respects except as to the parties thereto and the dates of execution. Therefore, the Company has filed the “form of” agreement Exhibit No. 10.7 and Exhibit No. 10.8 to Amendment No. 1, consistent with Instruction No. 2 to Item 601 of Regulation S-K which provides that in any case where two or more documents required to be filed as exhibits are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, the registrant need file a copy of only one of such documents.
     We appreciate in advance your time and attention to this amendment, as well as to our comments. Should you have any additional questions or concerns, please call me at 212-813-8966.
Sincerely,

Mr. Tom Jones
Securities and Exchange Commission
November 2, 2010

/s/ Michael D. Maline Michael D. Maline

cc:	Mr. Russell Mancuso, SEC, Division of Corporation Finance
Mr. Patrick Landers, L&L Acquisition Corp.
Mr. John L. Shermyen, L&L Acquisition Corp.
Ms. Laura Hodges Taylor, Goodwin Procter LLP
Mr. Joel L. Rubinstein, McDermott Will & Emery LLP